

August 8, 2013

<u>Via E-mail</u>
Margaret M. Kelly
Chief Executive Officer and Director
Re/Max Holdings, Inc.
5075 South Syracuse Street
Denver, Colorado 80237

> **Re: RE/MAX Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 12, 2013**
> **CIK No. 0001581091**

Dear Ms. Kelly:

        We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Please note in the cover letter included with such submission that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

2.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus.

Prospectus Cover Page

3.   You disclose that Class A stockholders will collectively own 100% of the economic interests in RE/MAX Holdings, Inc. Please balance this disclosure by disclosing the economic interests that such stockholders will collectively own in the consolidated entity.

Prospectus Summary

Benefits of Our Franchise Financial Model, pages 10 to 11

4.   Please reference the Non-GAAP measures and/or ratios you present within your filing to those sections where you meet the requirements of Item 10 (e) of Regulation S-K.

5.   Please balance your disclosure of Adjusted EBITDA margin by disclosing your net income margin for the same period.

Use of Proceeds, page 61

6.   Please revise to disclose how much of the remaining net proceeds will be used to redeem common units of RMCO.

Dividend Policy, page 62

7.   Please tell us if your pro forma net income will support your disclosed intentions and expectations related to paying dividends.

Unaudited Pro Forma Condensed Consolidated Balance Sheet and related notes, page 67

8.   Please tell us how your presentation of "Non-controlling interest" complies with paragraphs 15 and 16 of ASC 810-10-45 and Rule 5-02 of Regulation S-X. Please advise or revise.

9.   Please revise your pro forma balance sheet to include adjustments for the changes to equity as a result of the offering and the use of proceeds to redeem the preferred units and common units.

10.   Please tell us if you have any undistributed earnings. To the extent you have undistributed earnings, please tell us how you determined it was not necessary to record a pro forma adjustment for these earnings. Please refer to SAB Topic 4B.

Unaudited Pro Forma Statements of Income and related notes, pages 69 to 71

11.   Please tell us how your presentation of "Non-controlling interest" complies with paragraph 19 of ASC 810-10-45 and Rule 5-03 of Regulation S-X. Please advise or revise.

12.   Please disclose the amount of the franchise agreement intangible asset acquired from
KEMCO, LLC during 2012 within note (3) on page 71.

13.   It appears that your debt has a variable rate. Please revise note (4) to disclose the effect
on income of a 1/8% variance in interest rate.

Management's Discussion and Analysis, page 75

How We Assess the Performance of Our Business, page 79

14.   Where you disclose your total agent count, please break out the number of agents in
Owned Regions versus those in Independent Regions.

15.   Please tell us whether you keep track of the home sale/buy transaction volume on an
aggregate and/or per agent basis. If so, please discuss such volume, including the
breakdown of transaction volume between Owned and Independent Regions.
Alternatively, advise why such disclosure is not material.

Description of Revenue, Page 81

16.   Considering your efforts to reacquire Independent Region franchises, please revise to
clarify if all franchise sales only consist of Owned Region franchises.

Results of Operations, page 84

17.   Please revise to compare the portion of continuing franchise fees derived from Owned
and Independent Regions.

18.   You indicate that in Independent Regions, you receive between 15-30% of the fees
collected from each agent. If you experienced a material change in the average fee
collected per agent for your Independent Regions, please revise to discuss such
experience.

Senior Secured Credit Facility, page 100

19.   Please revise to clarify if the customary restriction on dividends mentioned on page 100
would impact the dividend intentions and expectations discussed on page 62.

20.   Please clarify if the restriction for permitted acquisitions impacts your plan of reacquiring
Independent Regions. If so, please revise to discuss such impact in the appropriate
sections.

Management, page 126

21.   For Dave L. Liniger and Daryl L. Jesperson, please revise to identify the roles in which

they have served since 2008.

Certain Relationships and Related Party Transactions, Page 140

22.   For the interests that are being purchased with the proceeds from this offering, please compare the price paid by the related parties for such interests to your purchase price for the same interests.

Other Relationships, page 162

23.   Please revise to identify each underwriter which has a material relationship with you, if any, and state the nature of the relationship.

Financial Statements

Financial Statements of RMCO, LLC for the year ended December 31, 2012, page F-5

General

24.   Please provide us your Rule 3-09 significant test calculations for 2010, 2011 and 2012.

Notes to Consolidated Financial Statements, page F-10

(6) Acquisitions and Dispositions, page F-20

Acquisition of RE/MAX of Colorado, Inc., page F-21

25.   We note that you determined that RE/MAX of Colorado, Inc. and the Company were under common control prior to the acquisition of RE/MAX of Colorado, Inc. Please provide additional information regarding the ownership of these entities, including organization charts. Within your response, please tell us if (1) an individual or entity held more than 50 percent of the voting ownership interest of each entity, (2) immediate family members held more than 50 percent of the voting ownership interest of each entity (with no evidence that those family members would vote their shares in any way other than in concert), or (3) a group of shareholders held more than 50 percent of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities' shares in concert existed.

 (11) Equity-Based Compensation Plan, page F-28

26.   Per your Consolidated Statements of Cash Flows, it appears that you have a history of paying member distributions. In light of these distributions, please tell us how you determined that your valuation assumption for the expected dividend yield should be zero.

Exhibit Index

27.   We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal opinion with the next amendment, please provide us with a draft copy for our review.

28.   We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Howard Efron, Staff Accountant, at (202) 55-3439 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Special Counsel

cc: Gavin B. Grover, Esq.
        Morrison & Foerster LLP